UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 5)

NuPathe Inc.

(Name of Subject Company)

NuPathe Inc.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

67059M100

(CUSIP Number of Class of Securities)

Michael F. Marino, Esq.
Senior Vice President, General Counsel and Secretary
NuPathe Inc.
7 Great Valley Parkway, Suite 300
Malvern, Pennsylvania 19355
(610) 232-0800
 (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael N. Peterson, Esq.

Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103
(215) 963-5000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of NuPathe Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2014, as amended by Amendment No. 1, filed with the SEC on February 4, 2014, Amendment No. 2, filed with the SEC on February 11, 2014, Amendment No. 3, filed with the SEC on February 13, 2014, and Amendment No. 4, filed with the SEC on February 14, 2014 (collectively, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Train Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect, wholly owned subsidiary of Teva Pharmaceutical Industries Ltd., an Israeli corporation (“Parent”), to purchase any and all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at a price per Share of $3.65 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.15 per Share in contingent cash consideration payments (less any required withholding taxes) payable in the future upon achievement of certain milestones related to ZECUITY, sumatriptan iontophoretic delivery system, the Company’s primary product, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) filed by Parent and Purchaser with the SEC on January 23, 2014. The Offer is described in a Tender Offer Statement on Schedule TO-T (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the SEC on January 23, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below:

Item 8.                                 Additional Information

Item 8, “Additional Information” is hereby amended and supplemented to include a new section (i) as follows:

“(i)                           Completion of the Offer

The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on February 20, 2014. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised Parent and Purchaser that, as of the expiration of the Offer, a total of 28,178,652 Shares had been validly tendered into and not validly withdrawn from the Offer (not including 1,229,499 Shares tendered pursuant to notices of guaranteed delivery), representing approximately 80.01255% of the currently outstanding Shares.   The number of Shares validly tendered and not validly withdrawn pursuant to the Offer constitutes a majority of the outstanding shares of the Company’s common stock on a fully diluted basis and therefore satisfies the Minimum Tender Condition (as defined in the Merger Agreement).  All conditions to the Offer having been satisfied or waived, Purchaser has accepted for payment and is promptly paying for all Shares validly tendered into and not validly withdrawn from the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser has acquired sufficient Shares so that the Merger can close without the affirmative vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL.  Accordingly, Parent and Purchaser intend to effect the Merger pursuant to Section 251(h) of the DGCL. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Parent, Purchaser or the Company (or held in the Company’s treasury), any subsidiary of Parent or the Company, or by a stockholder of the Company who or which is entitled to and properly demands appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will convert automatically into the right to receive the Merger Consideration.  All Shares that were converted into the right to receive the Merger Consideration shall be canceled and cease to exist. Following the Merger, all Shares will be delisted from NASDAQ and deregistered under the Exchange Act.

The full text of the press release issued on February 21, 2014, announcing the expiration and results of the Offer is filed as Exhibit (a)(5)(D) hereto and is incorporated herein by reference.”

Item 9.                                 Exhibits

Item 9, “Exhibits” is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(D)	Press Release issued by Parent on February 21, 2014 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO as filed on Schedule TO-T/A on February 21, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUPATHE INC.

Date: February 21, 2014	By:	/s/ ARMANDO ANIDO
Name: Armando Anido
Title: Chief Executive Officer